TORYS LLP
NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
dmiller@torys.com


05005964

February 14, 2005

By Courier


SEC MAIL PROCESSING
RECEIVED
FEB 15 2005
WASH., D.C. 179 SECTION

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madam:

Re: Grande Cache Coal Corporation (the "Company")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34802

On behalf of our client, Grande Cache Coal Corporation, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's News release, dated February 14, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Sincerely,

Daniel M. Miller

Enclosure

cc: Robert H. Stan
Grande Cache Coal Corporation
Fred D. Davidson
Burnet, Duckworth & Palmer LLP

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

5146098.1
01549-2002

File No. 82-34802



GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES THIRD QUARTER 2005 FINANCIAL RESULTS

Calgary, Alberta (GCE-TSX), February 14, 2005 – Grande Cache Coal Corporation ("Grande Cache" or the "Corporation") announced today its financial and operating results for the three and nine months ended December 31, 2004.

- The net loss for the quarter was $6.0 million. For the first nine months of the fiscal year, the Corporation's net loss was $8.7 million.

- During the third quarter, Grande Cache invested $12.4 million in capital projects. Year to date capital expenditures are $23.0 million. Capital expenditures related to the commencement of production from the No. 7-4 mine and No. 12S B2 mine are expected to approximate $32 million in the current fiscal year.

- Grande Cache commenced shipments to customers during the quarter.

- Subsequent to the end of the third quarter, the Corporation entered into an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase on an underwritten private placement basis 2,574,000 units ("Units") of the Corporation at a price of $13.60 per Unit for aggregate gross proceeds of $35 million. Each unit consists of one common share and one-half of one common share purchase warrant of the Corporation. Each whole common share purchase warrant entitles the holder to acquire one common share of the Corporation at a price of $16.25 for a period of 12 months from the closing date of the private placement. The Corporation also granted the underwriters an option to purchase up to an additional 368,000 Units at a price of $13.60 per Unit at any time up to 48 hours prior to closing. The securities issued pursuant to the private placement will be subject to a four month hold period in accordance with Canadian securities laws. The private placement is scheduled to close on or about February 25, 2005 and is subject to certain conditions including satisfactory due diligence by the underwriters and the receipt of customary regulatory approvals.

"We were pleased to commence shipments to customers during the quarter and to reach sales agreements for the upcoming coal year" said Robert Stan, President and Chief Executive Officer. "However, as disclosed in our project update press release issued on January 28, 2005, our production costs have been higher than earlier anticipated. Our efforts are focused on improving our cost structure and increasing productivities in our mining operations. We are working closely with our surface mining contractor to improve costs, as well as with our rail service providers to ensure adequate coal movement to meet our sales targets."

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended December 31, 2004 and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation (the "Corporation") for the fiscal year ended March 31, 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principals. In accordance with regulatory guidelines, the Corporation has not presented comparative figures for prior quarterly periods as the Corporation became a public entity on May 12, 2004 and comparative figures were not available for prior quarterly periods. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as of February 11, 2005.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements, which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache's 2004 Annual Information Form, Grande Cache's Management's Discussion and Analysis and other documents Grande Cache files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	December 31 2004	March 31 2004
Balance Sheet		
Total assets	70.0	5.6
Long-term liabilities	2.3	0.1
Shareholders' equity	52.0	5.0

(millions of dollars, except per share amounts)	Three months ended December 31 2004	Nine months ended December 31 2004
Income Statement		
Revenue	5.1	5.5
Net loss	(6.0)	(8.7)
Basic and diluted loss per share	(0.16)	(0.27)

(millions, except per unit amounts)	Three months ended December 31 2004	Nine months ended December 31 2004
Statistics		
Clean coal production	0.2	0.2
Coal sales	0.1	0.1
Average sales price (CAN$/tonne)	59	59
Average cost of sales (CAN$/tonne)	121	121

The net loss for the quarter was $6.0 million. The year to date net loss was $8.7 million. The quarter ended December 31, 2004 was the first quarter of clean coal production and coal sales for Grande Cache.

Revenue

The Corporation commenced shipments to customers in the quarter ended December 31, 2004. The Corporation had sales revenue of $4.9 million to December 31, 2004, earned on 0.1 million tonnes of sales.

The average sales price achieved in the quarter on U.S.$ denominated sales was U.S.$56. The overall average sales price in the three months was $59. Approximately 40% of coal sold in the quarter was metallurgical coal to export markets. The rest of the coal sales volume was lower quality coal produced as the mine began production, and was sold at reduced prices.

Interest and other revenue of $0.2 million was earned in the quarter, consisting primarily of interest earned on short term investments. Interest and other revenue totaled $0.6 million year to date.

Cost of sales

Total cost of sales for the quarter was $121 per tonne. This consists of cost of product sold of $102 per tonne and distribution costs of $19 per tonne. Start-up delays and low productivities were encountered that resulted in higher costs than previously anticipated. These issues are of a short term nature and the Corporation is focused on improvement.

The surface mining operations have not yet reached target productivities, and while some improvement has occurred, acceptable productivity rates from the fleet of mining equipment that is on site have not yet been reached. As a result, the volumes of waste and raw coal moved have not been as great as anticipated. The shortfalls in productivities have been partially compensated through the utilization of additional smaller mining equipment, which in turn has increased unit costs. The Corporation is working closely with the surface mining contractor to improve productivities through operator and supervisor training conducted by experienced operators and supervisors from other operations.

The underground mining operation experienced delays in coal production due primarily to equipment delivery delays and prolonged commissioning times. The heavy demand in North America for underground mining equipment resulted in some equipment not arriving when originally scheduled, however all the critical underground mining equipment is now in place. Operator training and completion of the conveyor systems from the underground mine are in the final stages and it is anticipated that this will result in a significant increase in the production rates from the mine.

Major refurbishments to the processing plant were completed during the quarter and it is now operating at acceptable rates. The marked increase in the cost of diesel, electricity and natural gas as well as a very competitive environment in the Canadian resource industry for the services of consultants, contractors and equipment and service providers also contributed to the high costs experienced in the quarter.

Other Expenses

General and administrative expenses were $0.9 million during the third quarter of 2005. The general and administrative expenses incurred in the quarter included customary overhead charges, while year to date general and administrative expenses of $3.9 million also include as non-recurring charges related to the initial startup of operations including internal labour, equipment rental, and miscellaneous supplies that were not capitalized.

General and administrative expenses in the quarter also include non-cash charges of $0.1 million for stock-based compensation and $0.1 million for foreign exchange losses. Stock-based compensation charges were $0.5 million for the nine months to December 31, 2004 and foreign exchange losses totaled $0.1 million for the same period.

Depreciation, depletion and accretion charges were $0.1 million for the quarter and $0.2 million year to date. Interest expense for the nine months to December 31, 2004 was $0.1 million.

Liquidity and Capital Resources

As at December 31, 2004, the Corporation's cash and cash equivalents position was $21.1 million. During the quarter, the Corporation used cash of $19.6 million. Investing activities resulted in a cash use of $12.0 million, while operations resulted in a decrease in cash of $7.0 million. Financing activities resulted in a use of cash of $0.5 million in the quarter. For the year to date, the Corporation has increased cash by $20.7 million.

Investing activities accounted for a cash use of $12.0 million in the quarter, and $30.7 million year to date. During the third quarter, the Corporation spent $12.4 million on additions to capital assets. Much of the capital additions in the quarter were further development activities and equipment purchases for the underground mine, as well as

expenditures for processing plant and site facilities refurbishment, mobilization of equipment for the surface mine and a drilling program for the No. 8 mine.

For the nine months to December 31, 2004, additions to capital assets were $23.0 million, while $9.9 million was set aside to secure letters of credit. The net change in non-cash working capital related to investing activities was $0.3 million in the third quarter and $2.1 million year to date. The Corporation expects capital additions to total approximately $32 million in the current fiscal year.

Financing activities resulted in a cash use of $0.5 million in the quarter, consisting of a $0.6 million repayment of the note payable and $0.1 million in proceeds from the issuance of share capital on the exercise of warrants. For the year to date, financing activities provided cash of $60.0 million due primarily to proceeds on issuance of share capital from completion of the Corporation's initial public offering on May 12, 2004. Funds raised by the initial public offering are being used to equip, mobilize and commence production from the Corporation's mining operations and fund development and operating activities. In addition, an advance payment agreement entered into with a Japanese trading company generated proceeds of U.S.$4.0 million.

Cash used in operating activities was $7.0 million in the quarter, caused by the Corporation's net loss of $6.0 million. The net change in non-cash working capital related to operations was a decrease of $1.3 million. Cash used in operations was $8.3 million year to date.

The high cost of production experienced in the surface mine and the delay in shipments caused by difficulties with moving coal to the port for sale has created a short term financing requirement. At quarter end, the Corporation was assessing all available options for financing.

The Corporation does not hold any long term debt and there are no off balance sheet financing structures in place at December 31, 2004. The only long term liability of the Corporation is asset retirement obligations with a present value of $2.3 million. These amounts are covered by a cash deposit of $0.1 million and letters of credit totaling $4.2 million provided to the Alberta Government, which are currently secured by cash.

In order to ensure the continued availability of, and access to, facilities and services to meet operational requirements, the Corporation has entered into multi-year agreements for the provision of rail transportation, port loading services and office space. Under contracts existing at December 31, 2004, future minimum amounts payable under these agreements are $0.1 million in 2005 and $1.1 million in each of 2006 and 2007. As well, the Corporation is committed to annual coal lease payments of $0.1 million for each of the next five years.

Outlook

Operations

The surface mine, underground mine and processing plant are all in production. Start-up delays and cost overruns are expected to carry over into the fourth quarter and are anticipated to result in a cost of sales of approximately $115 per tonne during the fiscal year. The Corporation anticipates capital and development expenditures to total $32 million for the current fiscal year.

The Corporation is focusing on improving productivities and reducing costs, as well as working with rail service providers to increase coal shipments to Westshore Terminals for export to our Korean and Japanese customers.

The high cost of sales projected for the fiscal year are a reflection of the longer startup period encountered as the Corporation works to improve surface and underground mining productivities. The Corporation is working with its surface mining contractor to continue productivity improvements. The Corporation believes that implementation of training programs and the addition of experienced surface mining supervisors are key components of increasing productivities to acceptable industry standards for the surface mine.

All critical underground mining equipment is now on site and production from the underground mine is anticipated to increase significantly. For the fiscal year beginning April 1, 2005, our average cost of sales is expected to be $65 to $70 per tonne as continued cost improvements are realized.

The rail service providers are addressing their capacity issues and implementing plans to increase productivity and reduce cycle times. The Corporation expects improvements to rail service will result in the ability to reach sales of 0.4 million tonnes in the current fiscal year and 2.0 million tonnes in the next fiscal year.

The Corporation has initiated a feasibility study for a staged expansion of operations up to four million tonnes per year. A drilling program is underway in the No. 8 mine area which is expected to result in an increase in reserves in that mining area. The No. 8 mine is anticipated to be the Corporation's next mining area. It is expected that final applications for the No. 8 mine area will be filed in the spring and all regulatory approvals will be in place within the next 10 to 12 months.

Metallurgical Coal Markets

During the quarter, the Corporation completed price negotiations with Korean and Japanese customers for the coal year beginning April 1, 2005, agreeing to supply approximately 1.3 million tonnes of metallurgical coal at a price of U.S.$125 per tonne. The Corporation has committed to sell an additional 0.2 million tonnes of metallurgical coal to other customers at similar prices.

Metallurgical coal sold in the current year ending March 31, 2005, is anticipated to result in an average sales price of U.S.$64 per tonne. Sales volume for the current fiscal year is anticipated to be approximately 0.4 million tonnes. As the Corporation had agreed to supply 0.6 million tonnes of metallurgical coal in the current year, the remaining 0.2 million tonnes will be shipped after March 31, 2005 at an average price of U.S.$64.

The global demand for metallurgical coking coal remains extremely strong at the present time as international steel production remains high. The worldwide supply of metallurgical coal remains tight and prices, which have risen dramatically over the past year, are expected to remain strong.

Capital Expenditures

Capital expenditures related to the commencement of commercial production are anticipated to approximate $30 million in the current fiscal year. These expenditures include the purchase of underground mining equipment, infrastructure for the No. 7-4 underground mine, process facilities rehabilitation, mobilization of mining equipment and infrastructure upgrades for the No. 12S B2 mine and other site services and facilities necessary to produce and ship metallurgical coal. An additional $2 million is expected to be incurred related to exploration drilling, permitting of additional mining areas and establishing environmental protection programs in accordance with government requirements.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to provide security for non-payment on certain coal sale transactions.

As at February 11, 2005, there were 37,191,781 common shares issued and outstanding.

In addition, there were 1,600,000 common stock options outstanding at a weighted average exercise price of $1.46. 1,325,000 common stock options are exercisable at a price of $1.00 per share on or before March 21, 2009, 200,000 common stock options are exercisable at a price of $3.70 per share on or before July 21, 2009, and 75,000 common stock options are exercisable at a price of $3.70 on or before August 8, 2009. There were also 484,606 warrants outstanding, exercisable at a price of $2.60 per share on or before May 12, 2005.

On February 9, 2005, the Corporation entered into an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase 2,574,000 units ("Units") of the Corporation on an underwritten private placement basis, at a price of $13.60 per Unit for aggregate gross proceeds of $35 million. Each Unit consists of one common share and one-half of one common share purchase warrant of the Corporation. Each whole common share purchase warrant entitles the holder to acquire one common share of the Corporation at a price of $16.25 per share for a period of 12 months from the closing date of the private placement. The Corporation also granted the underwriters an option to purchase up to an additional 368,000 Units at a price of $13.60 per Unit at any time up to 48 hours prior to closing. The securities issued pursuant to the private placement will be subject to a four month hold period in accordance with Canadian securities laws. The private placement is scheduled to close on or about February 25, 2005 and is subject to certain conditions including satisfactory due diligence by the underwriters and the receipt of customary regulatory approvals.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2004, is available on the Corporation's SEDAR company profile at www.sedar.com.

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

	December 31 2004 (Unaudited)	March 31 2004 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 21,053	$ 337
Restricted cash (note 4)	9,633	-
Accounts receivable and prepaid expenses	2,108	55
Inventory (note 5)	7,329	-
	40,123	392
Deposit for future reclamation expenditures	82	82
Mineral properties and development costs	14,046	3,380
Buildings and equipment	15,754	1,416
Other assets	-	315
	$ 70,005	$ 5,585
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 11,548	$ 464
Notes payable (note 6)	4,171	-
	15,719	464
Asset retirement obligations (note 7)	2,267	77
	17,986	541
Shareholders' Equity		
Share capital (note 8)	62,096	7,189
Contributed surplus	789	9
Deficit	(10,866)	(2,154)
	52,019	5,044
	$ 70,005	$ 5,585

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation

Consolidated Statements of Loss and Deficit

(thousands of Canadian dollars, except per share amounts)

	Three months ended December 31 2004 (Unaudited)	Nine months ended December 31 2004 (Unaudited)
Revenue		
Sales	$ 4,887	$ 4,887
Interest and other	231	614
	5,118	5,501
Expenses		
Cost of product sold	8,456	8,456
Distribution	1,555	1,555
General and administrative (note 9)	875	3,901
Interest on notes payable (note 6)	31	100
Depreciation, depletion and accretion	142	168
	11,059	14,180
	(5,941)	(8,679)
Taxes (note 12)	(33)	(33)
Net loss	(5,974)	(8,712)
Deficit, beginning of period	(4,892)	(2,154)
Deficit, end of period	$ (10,866)	$ (10,866)
Net loss per share (note 10)		
Basic and diluted	$ (0.16)	$ (0.27)

Note: As the Corporation did not become a public entity until May 12, 2004, there are no comparative figures for prior periods.

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

	Three months ended December 31 2004 (Unaudited)	Nine months ended December 31 2004 (Unaudited)
Cash provided by (used for)		
Operating activities		
Net loss	$ (5,974)	$ (8,712)
Items not affecting cash		
Stock-based compensation (note 11)	113	518
Unrealized foreign exchange gain	(46)	(85)
Depreciation, Depletion and accretion	142	168
	(5,765)	(8,111)
Net change in non-cash working capital relating to operating activities	(1,277)	(203)
	(7,042)	(8,314)
Financing activities		
Proceeds on issuance of share capital (note 8)	134	59,085
Proceeds on issuance of note payable (note 6)	-	5,335
Repayment of note payable (note 6)	(630)	(630)
Initial public offering costs (note 8)	-	(3,601)
Net change in non-cash working capital relating to financing activities	-	(197)
	(496)	59,992
Investing activities		
Additions to mineral properties and development costs	(6,573)	(9,025)
Additions to buildings and equipment	(5,825)	(13,955)
Restricted cash (note 4)	137	(9,861)
Net change in non-cash working capital relating to investing activities	268	2,101
	(11,993)	(30,740)
Effect of foreign exchange on cash and cash equivalents	(93)	(222)
(Decrease) increase in cash and cash equivalents	(19,624)	20,716
Cash and cash equivalents, beginning of period	40,677	337
Cash and cash equivalents, end of period	$ 21,053	$ 21,053

Note: As the Corporation did not become a public entity until May 12, 2004, there are no comparative figures for prior periods.

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the year ended March 31, 2004, except as described in note 2.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report for the year ended March 31, 2004.

Reclassification

Certain prior years' figures have been reclassified to conform to the presentation adopted in the current year.

2. Significant Accounting Policies

Inventory

Coal inventory is valued at production cost, subject to a net realizable value test. Production costs include contract mining, direct labor, operating materials and supplies, transportation costs and a relevant allocation of overhead including depreciation and depletion.

Materials inventory consists of parts and supplies, and is valued at the lower of cost and net realizable value.

Foreign Currency Translation

Foreign currency assets and liabilities are translated into Canadian dollars at the month-end exchange rate for monetary items and at the historical exchange rate for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Foreign currency gains and losses are included in income immediately.

Revenue Recognition

Product revenues are recognized when title passes to the customer. Seaborne coal sales revenues are generally recognized when the coal has been loaded on the vessel. Direct sales are recognized when the ownership of the coal is transferred to the customer. Interest and other revenue are recognized when earned.

3. Mineral Properties and Development Costs

The Corporation has acquired eight crown coal leases ("Leases") in the Grande Cache, Alberta area, each for a term of 15 years. The Corporation is committed, under the Lease terms, to paying an annual lease rental and a royalty on all coal recovered from these Leases during their respective terms. The Corporation is also required to meet certain milestones under these Lease agreements or the Crown can, at its sole discretion, terminate the Leases. As of December 31, 2004, all milestones have been met by the Corporation.

4. Restricted Cash

Cash secured letters of credit in the amount of $4,204 were provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the mining areas, processing facilities and surrounding infrastructure. In addition, cash secured letters of credit of $500 were provided to service providers and a cash secured letter of credit of U.S.$4,100 was provided as security for the notes payable.

(thousands of Canadian dollars, except per share amounts)

5. Inventory

		December 31 2004
Coal inventory	$	7,245
Materials inventory		84
Total	$	7,329

6. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004 with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by March 31, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation to be used by the Corporation for certain development activities and operations of its mining properties near Grande Cache, Alberta. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impact the carrying value of the note. Interest is payable on the outstanding balance at LIBOR plus 2% per annum, but in any event, shall not exceed U.S. $100 over the term of the advance.

Repayment of the advance occurs through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the third quarter, U.S.$530 of principal and interest of U.S.$69 was repaid.

As security for this advance, the Corporation granted the Trading Co. a letter of credit in the amount of U.S.$4,100 in the second quarter of 2005, replacing the demand debenture on all present and after-acquired property of the Corporation that had initially been granted. The Corporation must repay the advance not later than September 30, 2005 and has the option to repay, without penalty, the outstanding balance of the advance at any time and thereafter obtain discharge of the letter of credit.

Interest expense on the note of $31 was recorded in the quarter ended December 31, 2004 ($100 year to date).

7. Asset Retirement Obligations

Future asset retirement obligations were estimated by management based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $2,267 as at December 31, 2004, based on a total future liability of $5,695. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Nine months ended December 31 2004
Balance, beginning of period	$	77
Increase in liability		2,180
Accretion expense		10
Balance, end of period	$	2,267

8. Share Capital

Authorized

Unlimited common shares

Issued

(thousands)	December 31 2004 Number		Stated Value
Common shares			
Balance – March 31, 2004	6,067	$	485
Shares issued on initial public offering	22,000		57,200
Conversion of Series 1 preferred shares to common shares	8,400		6,825
Shares issued on exercise of warrants	725		2,276
Balance – December 31, 2004	37,192		66,786
Series 1 preferred shares			
Balance – March 31, 2004	6,825	$	6,825
Conversion of Series 1 preferred shares to common shares	(6,825)		(6,825)
Balance – December 31, 2004	-		-
			66,786
Less: Share issuance costs			4,690
		$	62,096

On May 12, 2004, the Corporation completed its initial public offering of 22.0 million common shares at a price of $2.60 per common share for gross proceeds of $57,200. This included the full exercise by the agents of their over-allotment option to sell an additional 2.0 million common shares. Net proceeds to the Corporation, after deducting the agents' fee of $3,146 and cash costs of the offering of $769 were $53,285.

Following the completion of the offering, all issued and outstanding Series 1 preferred shares were exchanged into common shares with a conversion factor of 1.23 common shares for each preferred share. Holders of Series 1 preferred shares were not entitled to any accrued and unpaid cumulative dividends up to the date of exchange.

Warrants

The Corporation issued warrants to purchase 1.21 million common shares at an exercise price of $2.60 per common share for a period of 12 months from the closing date of the offering. The non-cash stock-based compensation expense of the warrants of $653, as calculated using the Black-Scholes model, was recorded as a share issuance cost.

During the third quarter of 2005, 52 thousand (725 thousand year to date) warrants were exercised for cash proceeds of $134 ($1,885 year to date). On exercise of these warrants, $28 ($391 year to date) was credited to share capital from contributed surplus.

9. General and Administrative

General and administrative expenses in the quarter consist of customary overhead charges which include non-cash charges of $113 for stock-based compensation (note 11) and $90 for foreign exchange losses.

Year to date general and administrative expenses consist of customary overhead charges, as well as non-recurring charges related to the initial startup of operations including internal labour, equipment rental, and miscellaneous supplies that were not capitalized.

10. Net Loss per Share

The following reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. The effect of all option and warrant exercises would be anti-dilutive to the loss per share.

(thousands, except per share information)	Three months ended December 31 2004	Nine months ended December 31 2004
Weighted average shares outstanding – basic and diluted	37,161	32,189
Net loss	$ (5,974)	$ (8,712)
Loss per common share:		
Basic and diluted	$ (0.16)	$ (0.27)

11. Stock-Based Compensation

Total stock-based compensation expense included in general and administrative expenses for the quarter was $113 and was a result of the Corporation's share option plan. The year to date stock-based compensation expense was $518.

The Corporation has a share option plan, pursuant to which the board of directors or a committee thereof may from time to time grant options to purchase common shares. At March 31, 2004, 1.40 million options to purchase common shares at an exercise price of $1.00 were outstanding. The options have a term of five years and vest in equal amounts over three years. On July 30, 2004, 75 thousand of these options were cancelled.

Options to purchase 200 thousand common shares at an exercise price of $3.70 were granted to directors and employees of the Corporation under the Corporation's share option plan on July 22, 2004. The options have a five year term and were priced at the trading price of the Common Shares on the date of the grant. Options to purchase 125 thousand of the common shares vested immediately and options to purchase 75 thousand of the common shares are subject to a two year vesting period.

Options to purchase 75 thousand common shares at an exercise price of $3.70 were granted to employees and an officer of the Corporation under the Corporation's share option plan on August 9, 2004. The options were priced at the trading price of the Common Shares on the date of the grant and have a five year term. Options to purchase 25 thousand of the common shares vested immediately and options to purchase 50 thousand of the common shares are subject to a two year vesting period.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility of 50%, risk-free interest rates of 3% and expected lives of five years.

Details of the options outstanding are as follows:

	Common Shares	
(thousands of shares)	**Number**	**Weighted Average Exercise Price**
Outstanding – March 31, 2004	1,400	$ 1.00
Granted	-	-
Cancelled	-	-
Exercised	-	-
Outstanding – June 30, 2004	1,400	$ 1.00
Granted	275	$ 3.70
Cancelled	(75)	$ 1.00
Exercised	-	-
Outstanding – September 30, 2004	1,600	$ 1.46
Granted	-	-
Cancelled	-	-
Exercised	-	-
Outstanding – December 31, 2004	1,600	$ 1.46

There were 150 thousand options, with an exercise price of $3.70, exercisable at December 31, 2004. All outstanding options expire in 2009.

12. Taxes

The Corporation is required to pay Alberta Crown Royalties on product revenues. The royalty expense for the quarter ended December 31, 2004 was $33.

13. Commitments

In order to ensure the continued availability of, and access to, facilities and services to meet operational requirements, the Corporation has entered into multi-year agreements for the provision of rail transportation, port loading services and office space. Under contracts existing at December 31, 2004, future minimum amounts payable under these agreements are $100 in 2005 and $1,100 in each of 2006 and 2007.

The Corporation is committed, under the Lease terms, to annual coal lease payments of approximately $54 for each of the next five years.

14. Related Party Transactions

In the first quarter of 2005, prior to the Corporation's initial public offering, management fees of $23, which have been included in general and administrative expenses, were paid to companies owned by two directors of the Corporation. These transactions were in the normal course of business and were measured at the exchange amount, which was the consideration agreed to by the parties.

(thousands of Canadian dollars, except per share amounts)

15. Subsequent Event

On February 9, 2005, the Corporation entered into an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase 2,574,000 units ("Units") of the Corporation on an underwritten private placement basis at a price of $13.60 per Unit for aggregate gross proceeds of $35 million. Each Unit consists of one common share and one-half of one common share purchase warrant of the Corporation. Each whole common share purchase warrant entitles the holder to acquire one common share of the Corporation at a price of $16.25 per share for a period of 12 months from the closing date of the private placement. The Corporation also granted the underwriters an option to purchase up to an additional 368,000 Units at a price of $13.60 per Unit at any time up to 48 hours prior to closing. The securities issued pursuant to the private placement will be subject to a four month hold period in accordance with Canadian securities laws. The private placement is scheduled to close on or about February 25, 2005 and is subject to certain conditions including satisfactory due diligence by the underwriters and the receipt of customary regulatory approvals.

Proceeds from the financing will be used to fund the mine expansion feasibility study, ongoing exploration and permitting, process plant enhancements and general working capital purposes.

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains certain forward-looking statements, which are based on Grande Cache's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache's 2004 Annual Information Form, Grande Cache's Management's Discussion and Analysis and other documents Grande Cache files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache or may be accessed on Grande Cache's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.